UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1514058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1401 21st St, Ste R

Sacramento, CA 95811

(Mailing Address of principal executive offices)

(650) 241-8372

Issuer’s telephone number, including area code

In this report, the terms “our,” “we,” “us” or “the company” refers to TriplePulse, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

The following is a discussion of our financial condition and results of operations for the six-month period ended June 30, 2026, compared to the same period in 2025. This discussion should be read in conjunction with our consolidated financial statements and the related notes.

Overview

The Company produces and sells high function food, beverage, and nutrition products to mainstream consumers that deliver meaningful and measurable outcomes. We believe that consumers consider our brand, TruBrain, as one of the most premium, trusted brands in cognitive and athletic performance - one that produces positive results for consumers and can be measured by biomarkers. Aside from superior products, we believe that our brand reputation sets us apart from the competition. Our direct-to-consumer (“DTC”) channel consists of online subscription sales of products produced by the Company.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our fans, ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality achievement-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture.

Results of Operations

Summary of Results of Operations for the Six months ended June 30, 2026 and 2025:

Net Revenues

Net revenues for the six months ended June 30, 2026 were $812,321 compared to $1,280,692 for the six months ended June 30, 2025, a decrease of 36%. The decrease in revenue was primarily due to decreased new customer acquisition spend in response to a less efficient advertising environment for obtaining new, loyal customers.

Cost of Goods Sold

Our cost of goods sold for the six months ended June 30, 2026 was $249,005, compared to $403,015 for the six months ended June 30, 2025. The decrease in cost of goods sold was primarily related to the decrease in sales during the period. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses for the six months ended June 30, 2026 was $558,503, compared to $780,042 for the six months ended June 30, 2025.

Marketing and advertising costs represented $132,688 and $226,914, respectively. Advertising costs decreased year-over-year, as we continue to optimize our new customer acquisition strategies, while remaining efficient in digital media spend to attract the right loyal mix of customers.

Wage expenses represented $141,226 and $145,980 respectively. This decrease is mostly attributed to the efficiency of our core operations team to support our core direct-to-consumer (“DTC”) sales channel.

General and administrative expenses were $284,589 and $407,148 respectively, largely due to lower operating and professional fees.

Interest expense was $3,656 and $3,626, respectively. The Company also recognized an unrealized gain on investments of $10,544 during the six months ended June 30, 2026.

Net Income/(Loss)

Our net income for the six months ended June 30, 2026 was $11,701 compared to a net income of $94,009 for the six months ended June 30, 2025. The decrease was primarily attributable to lower revenue during the 2026 period, partially offset by lower operating expenses and an unrealized gain on investments.

Liquidity and Capital Resources

As of June 30, 2026, our cash, cash equivalents, and investments totaled approximately $1.14 million, consisting of $641,112 in cash and cash equivalents and $499,469 in investments, compared to $890,853 in cash and cash equivalents and $488,925 in investments as of December 31, 2025. Net inventory as of June 30, 2026 was $650,600 compared to $398,378 as of December 31, 2025. As of June 30, 2026, we had total liabilities of $323,146 compared to $320,472 as of December 31, 2025.

Net cash used in operating activities was $249,741 for the six months ended June 30, 2026. We expect that our liquidity needs for the next twelve months will be met through our existing cash, cash equivalents and investments, operating activities, and funds raised through our Equity Crowdfunding offering. We believe that we will be able to continue to operate our business for the foreseeable future.

Loan Under the CARES Act

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021 the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. The monthly payments are first applied to the accrued interest. At June 30, 2026, and December 31, 2025, the outstanding balance on this note is $195,000 and $195,000, respectively. This loan is secured by the assets of the company.

Trend Information

Our primary goal is to attract and retain loyal customers in our DTC sales channel. As we add customers, we will be able to grow our brand. During the six months ended June 30, 2026, we continued to focus on attracting and retaining loyal customers in our DTC sales channel while optimizing customer acquisition spending. We continue to find media channels to advertise our products and acquire new customers. We’ve been able to organically increase our wholesale sales channel, led by Faire Marketplace.

The cognitive nutrition industry is a sizable market in the United States. We believe TruBrain is one of the few cognitive nutrition brands that is connecting with the discerning and savvy consumers and that should lead to a significant and expanding market opportunity.

Item 2. Other Information

None.

Item 3. Financial Statements

TRIPLEPULSE, INC.

FINANCIAL STATEMENTS

TriplePulse, Inc.

dba TruBrain

Balance Sheets

	June 30, 2026 (unaudited)	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$641,112	$890,853
Inventories	650,600	398,378
Investments	499,469	488,925
Prepaid and other assets	12,887	11,537
Total current assets	1,804,068	1,789,693
Right of use asset	-	-
TOTAL ASSETS	$1,804,068	$1,789,693

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$112,141	$109,467
Accrued interest	1,980	1,980
Deferred revenue	14,025	14,025
Lease liability current	-	-
Total current liabilities	128,146	125,472

Non-current liabilities
SBA note payable	195,000	195,000
Total Non-current liabilities	195,000	195,000

TOTAL LIABILITIES	323,146	320,472

STOCKHOLDERS’ EQUITY
Preferred stock Series A, 66,666 authorized, par value $0.0001, and 66,666 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	7	7
Preferred stock Series B, 43,750 authorized, par value $0.0001, and 41,667 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	4	4
Common Stock, 100,000,000 authorized, par value $0.0001, 64,713,902 and 64,713,902 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	6,331	6,331
Additional paid-in capital	3,255,117	3,255,117
Shares to be issued	-	-
Accumulated deficit	(1,780,537)	(1,792,238)
TOTAL STOCKHOLDERS’ EQUITY	1,480,922	1,469,221
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,804,068	$1,789,693

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.

dba TruBrain

Statements of operations

For the six months ended June 30,

(unaudited)

	2026	2025
Revenue	$812,321	$1,280,692

Cost of goods sold	249,005	403,015
Gross profit	563,316	877,677

Selling, general, and administrative expenses
Marketing and advertising	132,688	226,914
Wages	141,226	145,980
General and administrative expenses	284,589	407,148
Total Expenses	558,503	780,042
Income from operations	4,813	97,635

Other income (expense)
Interest expense	(3,656)	(3,626)
Unrealized gain on investments	10,544	-
Total other income (expense)	6,888	(3,626)

Income before taxes	11,701	94,009
Provision for income taxes	-	-
Net Income	$11,701	$94,009

Net Income per share - basic	$0.00	$0.00

Weighted average number of common shares outstanding - basic	64,713,902	64,713,902

Net Income per share - diluted	$0.00	$0.00

Weighted average number of common shares outstanding - diluted	70,243,452	70,243,452

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc. dba TruBrain

Statements of changes in stockholders’ equity

For the six months ended June 30, 2026 (unaudited) and for the year ended December 31, 2025

	Preferred Stock						Additional	Shares		Total
	Series A		Series B		Common Stock		Paid-in	to be	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	Equity

Balance December 31, 2023	66,666	$7	41,667	$4	64,438,818	$6,303	$3,239,459	$10,786	$(1,499,898)	$1,756,661
										-
Shares issued for offering costs	-	-	-	-	25,084	3	10,783	(10,786)	-	-
Shares issued for option exercise	-	-	-	-	250,000	25	4,875	-	-	4,900
Other changes	-	-	-	-	-	-	-	-	954	954
Net income/(loss)	-	-	-	-	-	-	-		(50,208)	(50,208)
Balance December 31, 2024	66,666	$7	41,667	$4	64,713,902	$6,331	$3,255,117	$-	$(1,549,152)	$1,712,307
										-
Net income	-	-	-	-	-	-	-	-	(243,086)	(243,086)

Balance December 31, 2025	66,666	7	41,667	4	64,713,902	6,331	3,255,117	-	(1,792,238)	1,469,221

Net income/(loss)									11,701	11,701

Balance June 30, 2026	66,666	$7	41,667	$4	64,713,902	$6,331	$3,255,117	$	$(1,780,537)	$1,480,922

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.

dba TruBrain

Statements of Cash Flows

For the six months ended June 30,

(unaudited)

	2026	2025
Cash flows from operating activities:
Net Income	$11,701	$94,009

Changes in operating assets and liabilities:
Unrealized gain on investments	(10,544)	-
Inventory	(252,222)	(67,988)
Other current assets	(1,350)
Change in right of use asset	-	19,910
Change in lease liability	-	(21,120)
Accounts payable and accrued expenses	2,674	(156,133)
Deferred revenue	-	(3,290)
Accrued interest	-	633
Net cash used in operating activities	(249,741)	(133,979)

Cash flows from financing activities:
Proceeds from issuance of common stock	-	-
Payments for notes payable	-	-
Net cash provided by (used in) financing activities	-	-

Cash and cash equivalents and restricted cash:
Net change during the period	(249,741)	(133,979)
Balance, beginning of period	890,853	1,524,584
Cash and cash equivalents, ending	$641,112	$1,390,605

Supplemental cash flow information:
Interest Paid	$5,988	$2,994
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012 under the laws of the State of Delaware and is headquartered in Sacramento, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company holds cash in accounts with major financial institutions and brokerage firms. Balances in these accounts may exceed FDIC-insured limits of $250,000. The Company participates in an FDIC-insured sweep program through brokerage accounts. Cash balances are automatically transferred into interest-bearing accounts at multiple FDIC-member banks, helping to maintain cash balances within applicable FDIC and SIPC insurance limits.

At June 30, 2026, the Company’s cash, cash equivalents, and investments totaled approximately $1.14 million, consisting of $641,112 in cash and cash equivalents and $499,469 in investments. At December 31, 2025, the Company had $890,853 in cash and cash equivalents and $488,925 in investments.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of June 30, 2026 and December 31, 2025 the Company had an impairment allowance of $17,922 and $17,922, respectively.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases is deferred and recognized as the performance obligation is met. As of June 30, 2026, and December 31, 2025, the Company had $14,025 and $14,025 in deferred revenue, respectively.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2026 and 2025, the Company recognized $132,688 and $226,914 in advertising, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity in the accompanying balance sheet.

Earnings per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted.

Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the six months ended June 30, 2026 and 2025, the Company recognized $5,908 and $45,216 in research and development costs, respectively, which have been included in general and administrative costs in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the six months ended June 30, 2026 and 2025, the Company incurred $75,009 and $129,895 in shipping and handling costs, respectively.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning January 1, 2025, with early adoption permitted. We have evaluated the potential effect that the updated standard will have on the financial statement disclosures.

NOTE 3 – GOING CONCERN

The Company has incurred cumulative losses resulting in an accumulated deficit of approximately $1.8 million as of June 30, 2026 and has historically experienced negative operating cash flows. For the six months ended June 30, 2026, the Company generated net income of $11,701 and used $249,741 of cash in operating activities. As of June 30, 2026, the Company had cash and cash equivalents of $641,112 and investments of $499,469. Management has evaluated the Company’s ability to continue as a going concern and believes that the Company’s existing liquidity, operating plans, and access to additional capital provide sufficient resources to support ongoing operations for the foreseeable future.

NOTE 4 – NOTES PAYABLE

On July 8, 2020, the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021, in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021, the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. The monthly payments are first applied to the accrued interest. At June 30, 2026, and December 31, 2025, the outstanding balance on this note is $195,000 and $195,000, respectively. This loan is secured by the assets of the company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

NOTE 6 – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 was with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1.             Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2.            Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3.            Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock.

On August 2, 2021, the company converted $175,000 plus accrued interest of $89,154 into 2,786,738 shares of its common stock which were un-issued as of December 31, 2021 and accounted for in shares to be issued. These shares were issued in the year ended December 31, 2022.

On June 15, 2023, the company converted $675,000 plus accrued interest of $473,698 into 12,121,688 shares of its common stock, which were issued as of December 31, 2023.

For the six months ended June 30, 2026, and 2025, the Company recognized interest expense on the notes payable of $0 and $0, respectively.

As of June 30, 2026 and December 31, 2025, the Company has zero outstanding convertible promissory notes and zero outstanding balance owed to related parties because each of the related party convertible notes were converted on June 15, 2023.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the six-months ended June 30, 2024, the Company issued 25,084 shares of Common stock to a related party as a compensation for the services rendered in the Regulation A+ fundraising. During the six-months ended June 30, 2024, the Company received $4,900 and issued 250,000 to a former Director for stock option exercise.

There were no issuances of Common stock during the six months ended June 30, 2026.

Preferred Stock

The Company is authorized to issue 66,666 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

There are no stock options outstanding as of December 31, 2025. There are no grants or forfeitures during the year ended December 31, 2025 and the six months ended June 30, 2026.

Warrants

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Warrants	Price	Life (years)
December 31, 2023	211,350	0.04	1.13
Granted	-		-
Expired	98,450	0.03	-
Forfeited	-	-	-
December 31, 2024	112,900	0.04	0.90
Granted	-		-
Exercised	95,900	0.45	-
Forfeited	-		-
December 31, 2025	17,000	0.03	1.20
June 30, 2026	17,000	0.03	0.66

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to June 30, 2026 through the date these financial statements were issued. On August 19, 2026, the Company commenced an equity crowdfunding offering through the StartEngine platform. The offering is being conducted pursuant to Regulation CF under the Securities Act of 1933, as amended. Proceeds from the offering are intended to provide additional working capital and support the Company’s ongoing operations and growth initiatives. The Company has determined that it does not have any other material subsequent events to disclose in these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*

2.2	Amended and Restated Certificate of Incorporation*

2.3	Second Amended and Restated Certificate of Incorporation*

2.4	Amendment to Second Amended and Restated Certificate of Incorporation*

2.5	Bylaws****

3.1	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Brightstone Venture Capital Fund, L.P.*

4.1	Form of Subscription Agreement**

6.1	EIDL Loan from the United States Small Business Association*

6.2	Warrant W-1 for StartEngine Fund I, L.P.*

6.3	Warrant W-2 for StartEngine Fund I, L.P.*

6.4	Warrant W-3 for StartEngine Fund I, L.P.*

6.5	Warrant W-4 for StartEngine Fund I, L.P.*

6.6	Warrant W-5 for StartEngine Fund I, L.P.*

6.7	Warrant W-6 for StartEngine Fund I, L.P.*

6.8	TriplePulse, Inc. Stock Plan*

6.9	Patent License Agreement*

8.1	Escrow Services Agreement***

(*) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/0001603707/000110465920110040/0001104659-20-110040-index.htm

(**) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex4-1.htm

(***) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex8-1.htm

(****) Filed as an exhibit to the TriplePulse, Inc. Regulation A Semiannual Report on Form 1-SA (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000157587225000596/tp009_ex2-5.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 7, 2026.

TriplePulse, Inc.

/s/ Christopher Thompson
By: Christopher Thompson, Chief Executive Officer
Date: October 7, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Christopher Thompson
Christopher Thompson, Chief Executive Officer, Director

Date:	October 7, 2026